Exhibit 99.10

Ref.: 1772.19098

September 17, 2014

Securities and Exchange Commission (SEC)

Re:	Evaluation and Audit of the P&NG Reserves of Penn West Petroleum Ltd.

(as of December 31, 2013)

Dear Sirs:

We refer to our report dated January 30, 2014 entitled “Evaluation and Audit of the P&NG Reserves of Penn West Petroleum Ltd. (“Penn West”) (as of December 31, 2013) (the “Sproule Report”).

We hereby consent to the inclusion of, or incorporation by reference of and reference to, the Sproule Report in Penn West’s:

(i) Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2013; and

(ii) Registration Statement on Form F-3 (No. 333-171675).

(collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Gary R. Finnis, P.Eng. Gary R. Finnis, P.Eng.
Supervisor, Engineering and Partner